Exhibit 99.1

TransAlta Declares Dividends

CALGARY, July 18, 2017 /CNW/ - The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a quarterly dividend of $0.04 per common share payable on October 1, 2017 to shareholders of record at the close of business on September 1, 2017.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.16931 per share on TransAlta's issued and outstanding 2.709% Cumulative Redeemable Rate Reset First Preferred Shares, Series A, payable on September 30, 2017 to shareholders of record at the close of business on September 1, 2017 for the period from and including June 30, 2017 to but excluding September 30, 2017.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.16125 per share at the Quarterly Floating Dividend Rate of 2.559% on TransAlta's issued and outstanding Cumulative Redeemable Floating Rate First Preferred Shares, Series B, payable on September 30, 2017 to shareholders of record at the close of business on September 1, 2017 for the period from and including June 30, 2017 to but excluding September 30, 2017. Please note the Quarterly Floating Rate will be reset every quarter.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.25169 per share on TransAlta's issued and outstanding 4.027% Cumulative Redeemable Rate Reset First Preferred Shares, Series C, payable on September 30, 2017 to shareholders of record at the close of business on September 1, 2017 for the period from and including June 30, 2017 to but excluding September 30, 2017.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.3125 per share on TransAlta's issued and outstanding 5.00% Cumulative Redeemable Rate Reset First Preferred Shares, Series E, payable on September 30, 2017 to shareholders of record at the close of business on September 1, 2017 for the period from and including June 30, 2017 to but excluding September 30, 2017.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.33125 per share on TransAlta's issued and outstanding 5.30% Cumulative Redeemable Rate Reset First Preferred Shares, Series G, payable on September 30, 2017 to shareholders of record at the close of business on September 1, 2017 for the period from and including June 30, 2017 to but excluding September 30, 2017.

All currency is expressed in Canadian dollars except where noted.

About TransAlta Corporation:
TransAlta Corporation ("TransAlta") is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2017/18/c6623.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 17:09e 18-JUL-17